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                                                            OMB APPROVAL
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--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
            JOSEPH  M. GRANT                  (Month/Day/Year)              TEXAS CAPITAL BANCSHARES, INC.      (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)              05/01/00               5. Relationship of Reporting        -----------------------
     2100 MCKINNEY AVENUE, 9TH FLOOR       ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting          X   Director       10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                   X  Form filed by
Dallas           Texas       75201            (voluntary)                  X   Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
    (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by
                                                                         CHAIRMAN AND CHIEF EXECUTIVE OFFICER   --- More than One
                                                                         -------------------------------------      Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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COMMON STOCK                                        370,793                           D
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COMMON STOCK                                         24,807                           I              SHARES HELD BY TEXAS CAPITAL
                                                                                                     BANCSHARES, INC. DEFERRED
                                                                                                     COMPENSATION AGREEMENT TRUST
                                                                                                     OF WHICH MR. GRANT IS THE
                                                                                                     BENEFICIARY.
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COMMON STOCK                                         15,000                           I              SHARES HELD BY STERLING TRUST
                                                                                                     COMPANY IN AN IRA FOR THE
                                                                                                     BENEFIT OF MR. GRANT.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.


FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deriv-        ative
                                                                                      ative         Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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OPTION                           10/01/99  10/01/08       COMMON STOCK     7,000        $12.50           D
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OPTION                           10/01/00  10/01/08       COMMON STOCK     7,000        $12.50           D
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OPTION                           10/01/01  10/01/08       COMMON STOCK     7,000        $12.50           D
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OPTION                           10/01/02  10/01/08       COMMON STOCK     7,000        $12.50           D
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OPTION                           10/01/03  10/01/08       COMMON STOCK     7,000        $12.50           D
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Explanation of Responses:
                                                                                  /s/ JOSEPH M. GRANT                AUGUST 4, 2000
                                                                                 ----------------------------------  ---------------
                                                                                 **Signature of Reporting Person        Date


**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.